UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401—9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: March 13, 2012	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

March 12, 2012 AMENDED	1500 University Street, Suite 700 Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CANADIAN PACIFIC RAILWAY LIMITED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting

Record Date for Notice of Meeting :	22/03/2012

Record Date for Voting (if applicable) :	22/03/2012

Beneficial Ownership Determination Date :	22/03/2012

Meeting Date :	17/05/2012

Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	13645T100	CA13645T1003

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for CANADIAN PACIFIC RAILWAY LIMITED